Exhibit 99.134

i-80 Gold Acquires Key Water Rights for the Cove Project

Reno, Nevada, May 10, 2022 - i-80 GOLD CORP. (TSX:IAU) (OTCQX:IAUCF) (“i-80”, or the “Company”) is pleased to announce that it has signed an Agreement to acquire a strategic property package located in Lander County, Nevada (the “Property”), that includes, among other things, 582 acre-feet of water rights, a rail heading on the Nevada Central Railway, several advanced-stage barite deposits, full barite processing infrastructure and known gold mineralized zones from Baker Hughes Oilfield Operations LLC (“Baker Hughes”). This strategic acquisition provides i-80 with water rights for development and operation of the Cove open pit mine, marking a major milestone for executing on the Cove Project dewatering strategy.

Highlights of the acquisition include:

•	582 acre-feet per annum of water rights to be used for the operation and eventual closure of the Cove Project
•	Barite processing facilities and associated infrastructure
•	A rail siding to provide the Company with access to the Northern Nevada Railway and property to be used or leased out for a variety of Commercial purposes

At closing, i-80 will own a 100% interest in the Property and associated infrastructure and assuming certain reclamation and related bonding liabilities on the Property. The US Geological Survey lists Barite as a “critical mineral” and the Company will complete a review of options related to mining and processing.

McCoy-Cove is one of four projects currently being advanced for development and is expected to be a key project in the Company’s plans to restart the Lone Tree autoclave. Construction of the decline at Cove is now underway with more than 300 ft advanced to date. This Phase 1 program will also include construction of an initial level with multiple drill bays to provide access for upgrading resources. Approximately 40,000 metres of underground definition and expansion drilling is anticipated to commence in H2-2022 followed by a Feasibility Study anticipated to be completed in 2023. The Cove deposit represents one of North America’s highest grade gold deposits with grades in excess of 10 grams per tonne gold (g/t Au) (see Table 1). The deposit remains open for expansion down-dip.

“Acquiring the Baker Hughes property and the water rights associated with it is a significant step forward in our execution of the development of the Cove Mine.”, stated Matt Gili, President and COO of i-80 Gold. “The on-site team continues to advance the project as planned and on schedule.”

Table 1 - McCoy Cove Resource

Mineral Resources
	Tonnage	Au Grade	Ag Grade	Gold	Silver
	(kt)	(g/t)	(g/t)	(koz)	(koz)
Indicated	1,007	10.9	29.1	351	943
Inferred	3,867	10.9	20.6	1,353	2,565
Notes: Mineral Resources were calculated at a gold price of US$1500/oz, cut-off grade 0.141 opt Au. and is based on the Preliminary Economic Assessment issued by i-80 on April 13, 2021. Practical Mining LLC, under the supervision of Dagny Odell, P.E., Laura Symmes, SME, and Robert Raponi, P. Eng., each being Qualified Persons within the meaning National Instrument (NI) 43-101, was the lead consultant for the Project PEA.

The McCoy-Cove Property is strategically located approximately eighty-four kilometres south (by road) of the Company’s Lone Tree Complex and immediately south of Nevada Gold Mines’ Phoenix Mine within the Battle Mountain-Eureka Trend. The Property is accessed via an all-season road from Highway 55 in Nevada.

Qualified Person

The scientific and technical information contained in this press release was reviewed by Tim George, PE, Mine Operations Manager, and a Qualified Person within the meaning of National Instrument 43--101.

About i-80 Gold Corp.

i-80 Gold Corp. is a well-financed, Nevada-focused, mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company’s advanced-stage property portfolio.

For further information, please contact:

Ewan Downie - CEO

Matt Gili - President & COO

Matthew Gollat - EVP Business & Corporate Development

1.866.525.6450

Info@i80gold.com

www.i80gold.com

Certain statements in this release constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws, including but not limited to, the expansion or mineral resources the Cove Project and the potential of the Cove Project . Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as “may”, “would”, “could”, “will”, “intend”, “expect”, “believe”, “plan”, “anticipate”, “estimate”, “scheduled”, “forecast”, “predict” and other similar terminology, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These statements reflect the Company’s current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.